SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

07021914

27 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 26 February 2007, Re: De-Listing of Securities for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement
Reference No SC-070226-65510

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DE-LISTING OF SECURITIES

* **Contents :-**

After having considered all the facts and circumstances of the matter including the written representation of the Company, Bursa Malaysia Securities Berhad ("Bursa Securities") in the exercise of its powers under Paragraphs 8.14C(1) and 16.17 of the Listing Requirements of Bursa Securities, has decided to de-list the securities of the Company from the Official List of Bursa Securities as the Company does not have an adequate level of financial condition and operations to warrant continued listing on the Official List of Bursa Securities.

Accordingly, please be informed that the securities of the Company will be removed from the Official List of Bursa Securities at 9.00 am on Thursday, 8 March 2007.

With respect to the securities of the Company which are deposited with Bursa Malaysia Depository Sdn Bhd ("Bursa Depository"), please be informed that the securities of the Company may remain deposited with Bursa Depository notwithstanding the de-listing of the securities of the Company from the Official List of Bursa Securities. It is not mandatory for the securities of the Company to be withdrawn from Bursa Depository.

Alternatively, shareholders of the Company who intend to hold their securities in the form of physical certificate can withdraw these securities from their Central Depository System accounts with Bursa Depository, at anytime after the securities of the Company are de-listed from the Official List of Bursa Securities by submitting the application form for withdrawal in accordance with the procedures prescribed by Bursa Depository. These shareholders can contact any Participating Organisation of Bursa Securities and/or Bursa Securities' general line at 03-2034 7000 for further information on the withdrawal procedures.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

26 FEB 2007

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

2 March 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 March 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No **O&-070301-64504**

Submitting Merchant Bank	:	**KENANGA INVESTMENT BANK BERHAD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**01/03/2007**

Type	:	**Announcement**
Subject	:	**Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN17") issued by Bursa Malaysia Securities Berhad ("Bursa Securities")**

Contents :

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("**SCB**" or the "**Company**") in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17, the announcement dated 19 January 2007 made by Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) ("**KIBB**") in relation to the notice to show cause on the de-listing of securities of the Company ("**Notice**") and the announcement dated 26 February 2007 made by the Company in relation to Bursa Securities' decision to de-list the securities of the Company from the Official List of Bursa Securities.

KIBB, on behalf of the Board of Directors of SCB, hereby announce that notwithstanding Bursa Securities' decision to de-list the securities of the Company, the Company will be submitting an appeal to the Appeals Committee by 5 March 2007 i.e. within a period of five (5) market days from the notification of the decision to de-list. The Company is working together with its advisers on a plan to regularise its financial condition and the relevant announcements will be made accordingly.

This announcement is dated 1 March 2007.

END